Microsoft Word 10.0.2627;UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D
                                 Amendment No. 1


                             B2DIGITAL, INCORPORATED
                      F/K/A TELECOMMUNICATION PRODUCTS INC.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                   11777J 10 6
                                 (CUSIP Number)

                                 Robert Russell
                          9171 Wilshire Blvd., Suite B
                             Beverly Hills, CA 90210
                                                       (310) 281-2571
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 10, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].
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CUSIP NO.: 11777J 10 6
           -----------


(1) NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Robert Russell

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (See Instructions)

(b) [ ]

(3) SEC USE ONLY

(4) USE SOURCE OF FUNDS (See Instructions)

OO

(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
or 2(e)                                                                    [  ]

(6) CITIZENSHIP OR PLACE OF ORGANIZATION

Ireland

              (7)  SOLE VOTING POWER: 267,339,150 shares of common stock*
                                      -----------------------------------
NUMBER OF
SHARES        (8)  SHARED VOTING POWER: None
BENEFICIALLY                            ---------------------------------
OWNED BY
EACH          (9)  SOLE DISPOSITIVE POWER: 267,339,150 shares of common stock*
REPORTING                                  -----------------------------------
PERSON
WITH          (10) SHARED DISPOSITIVE POWER:
                                               -------------------------------

* Includes 1,000,000 shares of Series A Convertible Preferred Stock, which is convertible into 240 shares of common stock per share.

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 267,339,150 shares of common stock*

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(See Instructions)                                                          [ ]

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.9%**


**Based on 535,341,002 shares outstanding after conversion of the Series A Convertible Preferred Stock held by Mr. Russell and the number of shares of common stock outstanding at January 26, 2005

(14) TYPE OF REPORTING PERSON (See Instructions)

IN

CUSIP NO.: 11777J 10 6
           -----------

ITEM 1.  SECURITY AND ISSUER

Common Stock., $.001 par value

B2Digital, Incorporated f/k/a Telecommunications Products, Inc.
9171 Wilshire Blvd., Suite B
Beverly Hills, CA 90210

ITEM 2.  IDENTITY AND BACKGROUND.

        (a) Robert Russell.

        (b) 9171 Wilshire Blvd., Suite B Beverly Hills, CA 90210.

        (c) Chairman, Chief Executive Officer and President of B2Digital, Inc. 9171 Wilshire Blvd., Suite B
        Beverly Hills, CA 90210.

        (d)-(e) During the last five years, Mr. Russell has neither been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has he been subject to a judgment, decree, or final order in a civil proceeding enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) Mr. Russell is a citizen of Ireland.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On February 10, 2005, B2Digital, Inc. issued Robert Russell 1,000,000 shares of Series A Convertible Preferred Stock as a signing bonus. Each share of Series A is convertible in 240 shares of common stock and votes with the common stock on an as converted basis. Each share of Series A was valued at $.43 per share.

ITEM 4.  PURPOSE OF THE TRANSACTION.

Please see Item 3.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) - (b) Mr. Russell has the right to acquire 267,339,150 shares of common stock within sixty days (240,000,000 shares are underlying 1,000,000 shares of Series A Convertible Preferred Stock convertible into 240 shares of common stock per share). Based on 535,341,002 shares outstanding after conversion of the Series A Convertible Preferred Stock held by Mr. Russell and the number of shares outstanding at on January 26, 2005, Mr. Russell will own 49.9% of the outstanding shares of B2Digital, Inc. Mr. Russell has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of all 267,339,150 shares of common stock.
(c) Mr. Russell has not effected any transaction in B2Digital, Inc. common stock during the past 60 days.
(d) Mr. Russell has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 267,339,150 shares of B2Digital common stock.
(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None.
                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  February 22, 2005

                                                         /s/ Robert Russell
                                                         --------------------
                                                         Name: Robert Russell